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                                  EXHIBIT 99.1


Explanation of Responses:

(1) The Issuer is the successor consolidated entity formed by a merger between Formula Footwear, Inc. ("Formula"), a Nevada corporation, and VSUS Technologies Incorporated ("VSUS"), a Delaware corporation (the "Merger"). At the effective time of the Merger, among other things, the Reporting Person acquired 4,389,000 shares of Common Stock of the Issuer (the "Shares"), when the shares of VSUS were exchanged for shares of Formula on a one-for-one basis.

(2) As previously reported by the Reporting Person, as of January 28, 2005, pursuant to a Settlement Agreement between the Issuer and an individual who controls the Reporting Person (the "Control Person"), the Shares, in addition to other shares of Common Stock of the Issuer beneficially owned by the Control Person, were sold for an aggregate purchase price of $170,000 (the "Purchase Price"). The Purchase Price was negotiated as part of the overall settlement, and, therefore, does not necessarily represent the market value of the Issuer's Common Stock on the date of the transaction.